May 8, 2014

Mara L. Ransom

Assistant Director

Dietrich A. King

Legal Branch Chief

Liz Walsh

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Right Lane Acquisition I, Inc.
Registration Statement on Form S-1
Filed February 25, 2014
File No. 333-194109

The following are the Company’s responses to you comment letter of March 24, 2014.

Prospectus Cover Page

1.	Please clarify, here and elsewhere in your prospectus, that, pursuant to Rule 419(b)(2)(i), underwriting commissions, underwriting expenses and dealer allowances, as applicable, shall be deducted from the offering proceeds prior to the deposit of such funds into escrow provided, however, that no deduction may be made for underwriting commissions, underwriting expenses or dealer allowances payable to an affiliate of the registrant. In addition, please clarify whether Underhill Securities Corp. is an affiliate of you and revise your disclosure accordingly.

Typo referring to Underhill deleted. Therefore there are no underwriting commission, expenses or dealer allowances.

2.	Please clarify, here and elsewhere in your prospectus, that 10 percent of the offering proceeds will be available to you after the payment of underwriting commissions, underwriting expenses and dealer allowances permitted by Rule 419(b)(2)(i), exclusive of interest or dividends, as those proceeds are deposited into the escrow or trust account.

Disclosure added that 10 percent of the offering proceeds will be available to us after the payment of underwriting commissions, underwriting expenses and dealer allowances permitted by Rule 419(b)(2)(i), exclusive of interest or dividends, as those proceeds are deposited into the escrow or trust account.

3.	We note your references throughout the filing to the 10% of the offering proceeds that may be released to you under certain circumstances. On the cover page and pages 4 and 6, among others, you state that the 10% may be released upon “completion of the offering.” On page 7, you state that the 10% may be released “after reaching the minimum offering.” Please revise your disclosure to clarify when exactly the funds may be released to the company and under what circumstances in each place where you reference the release of the 10% of proceeds.

Disclosure added that 10 percent of the offering proceeds will be available to you after the payment of underwriting commissions, underwriting expenses and dealer allowances permitted by Rule 419(b)(2)(i), exclusive of interest or dividends, as those proceeds are deposited into the escrow or trust account.

4.	Please clarify, here and elsewhere in your prospectus, that pursuant to Rule 419(e) you will exclude amounts payable to non-affiliates for underwriting commissions, underwriting expenses, and dealer allowances when calculating whether the fair value of the business(es) or net assets to be acquired represents at least 80 percent of the maximum offering proceeds.

Disclosure added clarifying that pursuant to Rule 419(e) we will exclude amounts payable to non-affiliates for underwriting commissions, underwriting expenses, and dealer allowances when calculating whether the fair value of the business(es) or net assets to be acquired represents at least 80 percent of the maximum offering proceeds.

Part I. Information Required in the Prospectus, page 4

Item 3. Summary Information and Risk Factors, page 4

5.	Please state that a prospectus contained in a post-effective amendment in connection with a reconfirmation offer will be sent to each investor whose securities are held in the escrow account by first class mail or other equally prompt means.

Disclosure added that a prospectus contained in a post-effective amendment in connection with a reconfirmation offer will be sent to each investor whose securities are held in the escrow account by first class mail or other equally prompt means.

6.	Please state that, if funds and securities are released from the escrow or trust account to you pursuant to Rule 419(e), the prospectus shall be supplemented to indicate the amount of funds and securities released and the date of release.

Disclosure added to state that if funds and securities are released from the escrow or trust account to us pursuant to Rule 419(e), the prospectus shall be supplemented to indicate the amount of funds and securities released and the date of release.

The Company, page 5

7.	Please revise your existing disclosure that your company “can be” defined as a shell company to state that your company is a shell company. Please make conforming revisions, as necessary, throughout the prospectus.

Revised to disclose “is” a shell company.

The Offering, page 6

8.	We note the reference to “selling shareholder” in paragraph (1). However, your registration statement does not contemplate a selling shareholder. Please advise or revise.

Typo deleted.

9.	We note your statement that all subscription agreements and checks are irrevocable. Please clarify that any such irrevocability is subject to an investor’s rights of reconfirmation and, in the event applicable conditions are satisfied, return of proceeds.

Disclosure added to clarify that any such irrevocability is subject to an investor’s rights of reconfirmation and, in the event applicable conditions are satisfied, return of proceeds.

10.	We note that your Board of Directors may terminate the offering if, in the opinion of the Board of Directors, “[you are] unlikely to complete the full offering and that allowing the offering to run the full 180 days would endanger the likelihood of completion of an acquisition/merger and POS AM within the eighteen (18) months allowed under Rule 419, or (ii) one hundred eighty (180) days from the effective date of this [registration statement].” Please provide further details regarding the circumstances in which the board may terminate the offering, including whether the offering will be considered to be “completed” for purposes of Rule 419(b)(2)(vi) upon such a termination.

Revised to clarify that the Board of Directors may terminate the offering at any time after the minimum is reached.

Risk Factors, page 9

Ms. Lan e’s la ck of ex per ience . . ., page 10

11.	Please revise this risk factor to include the amount of time Ms. Lane plans to devote to you, as well as any associated risks. In addition, please clearly describe the due diligence activities you expect Ms. Lane to perform once she has identified a potential target. In this regard, we note your disclosure on pages 23 and 24.

Disclosure added to state that Ms. Lane plans to devote approximately 10 hours per month to the issuer. Disclosure as to basic review of any acquisition candidate including googling the officers and directors, and determining if the listed assets on the financials are adequate to complete a merger/acquisition under Rule 419.

Item 4. Use of Proceeds, page 15

12.	Based on your prospectus, it appears that 10% of the net offering proceeds will be released to you upon the completion of your offering and the remainder will be deposited into an escrow account until an acquisition is consummated. Please address the following:

•	Please separately disclose the amount that you will receive at the completion of the offering and the amount that will be placed into escrow. For amounts received at the completion of the offering, please describe how these amounts are intended to be used. Refer to Item 504 of Regulation S-K.

Separately disclosed the amount that we will receive at the completion of the offering and the amount that will be placed into escrow. Disclosed that all amounts received after the completion of the offering will be utilized for legal, accounting and costs related to finding and completing an acquisition.

•	Please confirm to us that the 10% released to you upon the completion of your offering is 10% of net proceeds versus gross proceeds. If this is not the case and you will receive 10% of gross proceeds, please clarify this in your disclosure and explain how you will pay the 8% sales agent fee and $1,500 escrow fee since these fees will exceed the amount of proceeds you will receive at the closing of the offering.

Since there is no underwriter there are no underwriting or dealer costs and thus no difference between gross and net proceeds.

•	Footnote 1 indicates that “working capital references only costs associated with effectuating a merger or acquisition.” Please reconcile this statement to your disclosure on page 25 that “Ms. Lane has also agreed to pay all expenses of finding, doing due diligence and completing an acquisition.” In doing so, please tell us and revise your disclosures to differentiate between the costs that will be paid out of these escrowed funds and the costs that will be paid by Ms. Lane.

Clarified that Ms. Lane will pay any expenses not covered by the amounts raised in the offering or which cannot be released until after the offering is completed.

Item 6 – Dilution, page 16

13.	For the ease of your readers, please use the same number of decimal places throughout your dilution tables.

Revised consistently for 2 decimal places.

14.	Please provide us with your calculations of net book value and book value per share after the offering for both your minimum and maximum offering scenarios. Please ensure that the amounts presented in the introductory paragraph to this table are consistent with the amounts presented in the table and the amounts presented in the risk factor on page 13.

Calculations provided and revised for consistency.

Item 8. Plan of Distribution, page 17

15.	Please revise your disclosure to clarify that the Subscription Agreement is attached to your registration statement as Exhibit 99(b), rather than Exhibit 99(c).

Revised to clarify Exhibit 99(b).

Item 10. Interest of Named Experts and Counsel, page 20

16.	Please include reference to your auditors, Malone Bailey, LLP, as experts or tell us why you believe such reference is unnecessary. Refer to Item 5-09 of Regulation S-K.

Revised to disclose Malone Bailey, LLP as experts.

Item 11. Information with Respect to the Registrant, page 21

Number of Total Employees and Number of Full Time Employees, page 21

17.	Please clarify, here and elsewhere in your prospectus, the amount of time that Ms. Lane plans to devote to your business. For example, we note your disclosure on page 9 that Ms. Lane anticipates devoting between five and ten hours per month to your business, and we also note your disclosure on pages 23 and 26 that she anticipates “devoting approximately ten (10) hours per month to the business affairs.”

Clarified to consistently refer to approximately 10 hours.

Plan of Operation, page 23

18.	Please provide further details regarding the “general economic conditions, rapid technological advances being made in some industries and shortages of available capital” that lead Ms. Lane to believe that “there are numerous firms seeking the perceived benefits of a publicly registered corporation.”

Deleted and revised.

19.	Please revise your disclosure to clearly state that you will be deemed a shell company pursuant to Rule 405 of the Securities Act, as well as any resulting consequences, including but not limited to the restrictions on the resale of shares pursuant to Rule 144.

Revised to clearly state shell status and 144 limitations caused thereby.

Acquisition Of Opportunities, page 25

20.	Please provide the basis for your estimate that “all expenses of finding, doing due diligence and completing an acquisition” will be between $15,000 and $20,000.

Disclosed that this is management’s belief.

21.	We note the following statement on page 25: “It is anticipated that the Company's principal shareholder may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction at a price not to exceed $0.10 per share.” Please tell us how you determined the $0.10 per share limit.

Revised to $0.025 based on being consistent with the offering price of the registration statement.

22.	We note your statement on page 26 that Ms. Lane has verbally agreed that she will advance to the company any additional funds which the company needs for operating capital and for costs in connection with searching for or completing an acquisition, interest free without the expectation of repayment. We also note you disclosures under the heading “Ms. Lane may not pay all the expense of the offering” on page 10 and under “Item 13 – Other Expenses of Issuance and Distribution” on page II-1 that indicate Ms. Lane has agreed to pay all of the expenses of the offering. It appears that both of these agreements could constitute oral contracts that would be required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K if the underlying contracts were in writing. Therefore, please either provide a written description of each agreement and file each agreement as an exhibit to the registration statement or tell us why you believe these actions are unnecessary. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations for guidance.

Oral agreement summary added as an Exhibit.

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

23.	Please disclose Ms. Lane’s business experience during the past five years, including her principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In addition, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Lane should serve as your director, as well as a brief explanation as to the nature of the responsibility undertaken by Ms. Lane in prior positions to provide adequate disclosure of her prior business experience. Please see Item 401(e) of Regulation S-K.

Ms. Lane has been retired for the past 5 years. While Ms. Lane has owned the stock of several OTCBB and Pinksheet companies and formed her own school providing her with limited business experience she has no specific experience, qualifications, attributes or skills which provide her with any special ability to be a director of the corporation.

24.	Please confirm if Ms. Lane is currently involved with any other blank check companies, and provide the details of such involvement. We may have further questions.

None.

Financial Statements, page 30

Report of Independent Registered Public Accounting Firm, page 30

25.	Please have your auditors reference Note 3 in the going concern explanatory paragraph rather than Note 2.

The previous note was incorrectly numbered.

Part II: Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

26.	Please file the agreement pursuant to which Underhill Securities Corp. has agreed to act as underwriter and sales agent for this offering, as this does not seem to be contemplated by the terms of the Trust Agreement attached as Exhibit 99(A). Please see Item 601(b)(1) of Regulation S-K.

The typo referring to Underhill has been removed.

Very truly yours,

Robin G. Lane, President

Right Lane Acquisition I, Inc.